UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

VISIONCHINA MEDIA INC.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U921**

(CUSIP Number)

Douglas R. Wright, Esq.

Faegre Baker Daniels LLP

1700 Lincoln Street, Suite 3200

Denver, Colorado 80203

(303) 607-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share. No CUSIP has been assigned to the Common Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92833U921

1	Names of Reporting Persons. Focus Media Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 15,331,305

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,331,305

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,331,305

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%*

14	Type of Reporting Person (See Instructions) CO

* Based on 101,560,744 Common Shares of the Issuer outstanding as of December 31, 2013, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014.

CUSIP No. 92833U921

1	Names of Reporting Persons. JJ Media Investment Holding Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,022,087

	8	Shared Voting Power

	9	Sole Dispositive Power 1,022,087

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,022,087

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%*

14	Type of Reporting Person (See Instructions) CO

* Based on 101,560,744 Common Shares of the Issuer outstanding as of December 31, 2013, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014.

CUSIP No. 92833U921

1	Names of Reporting Persons. Jason Nanchun Jiang

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,022,087

	8	Shared Voting Power

	9	Sole Dispositive Power 1,022,087

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,022,087

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.0%*

14	Type of Reporting Person (See Instructions) IN

* Based on 101,560,744 Common Shares of the Issuer outstanding as of December 31, 2013, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014.

CUSIP No. 92833U921

1	Names of Reporting Persons. Focus Media Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power

	8	Shared Voting Power 15,331,305

	9	Sole Dispositive Power

	10	Shared Dispositive Power 15,331,305

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,331,305

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%*

14	Type of Reporting Person (See Instructions) CO

* Based on 101,560,744 Common Shares of the Issuer outstanding as of December 31, 2013, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2014.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by Focus Media Holding Limited (“Focus Media”) with the Securities and Exchange Commission (the “SEC”) on January 21, 2011, as amended by Amendment No. 1 filed with the SEC on June 3, 2011 and by Amendment No. 2 filed with the SEC on July 12, 2011 (as so amended, the “Original Schedule 13D” and with this Amendment the “Schedule 13D”), and further represents the initial Schedule 13D filing of Focus Media Investment Limited (“FMIL”), a British Virgin Islands company and an indirect wholly-owned subsidiary of Focus Media,  regarding Focus Media’s assignment and transfer of 15,331,305 common shares, US$0.0001 par value per share (the “Common Shares”),  of VisionChina Media Inc., a Cayman Islands exempted company with limited liability (the “Issuer”) to FMIL.  Except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 1. Security and Issuer

The Original Schedule 13D related to the acquisition by Focus Media and JJ Media Investment Holding Limited (“JJ Media” and together with Focus Media, the “Investors”) of 15,331,305 and 1,022,087 Common Shares, respectively, of the Issuer pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”) by and among Focus Media, JJ Media and a certain other investor thereto, dated as of December 30, 2010, which was filed as Exhibit 2 to the Original Schedule 13D, is referenced as Exhibit 99.2 herein and is incorporated herein by reference, in a privately negotiated transaction (the “Transaction”).

This Amendment relates to the assignment and transfer by Focus Media to FMIL of 15,331,305 Common Shares pursuant to a letter dated April 2, 2015 from Focus Media to VisionChina and an Instrument of Transfer dated April 2, 2015 (see Exhibit 99.5 and Exhibit 99.6 attached hereto)

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each one Common Share, are listed on the Nasdaq Global Market under the symbol “VISN.” The Investors and FMIL own only Common Shares and do not own any ADSs.

The principal executive offices of the Issuer are located at 1/F Block No. 7 Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the Investors, Jason Nanchun Jiang and FMIL (each a “Reporting Person” and collectively the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, as amended by this Amendment, is attached as Exhibit 99.1 hereto.

From January 13, 2011 through April 8, 2015, Focus Media owned 15,331,305 Common Shares. The principal office address of Focus Media is Unit No 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. On April 8, 2015, Focus Media transferred 15,331,305 Common Shares to FMIL. The business address of FMIL is c/o Focus Media Holding Limited, Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

JJ Media, a British Virgin Island company, as of the date hereof, owns 1,022,087 Common Shares. The business address of JJ Media is c/o Focus Media Holding Limited, Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. JJ Media is an entity wholly-owned by Jason Nanchun Jiang, the founder, executive chairman and chief executive officer of Focus Media.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons has, and to the knowledge of the Reporting Persons, no person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in the cover pages of this 13D and in Item 1 of this Schedule 13D is incorporated by reference in this Item 3.

Pursuant to the Purchase Agreement, the Issuer agreed to sell to the Investors an aggregate of 16,353,392 Common Shares in a private sale for a purchase price of US$3.979 per Common Share, for an aggregate of US$65,070,146.77, subject to certain conditions, pursuant to an exemption from registration under the Securities Act of 1933 (the “Securities Act”). Focus Media purchased the Common Shares with funds from its working capital and JJ Media purchased the Common Shares with personal funds. Pursuant to the Purchase Agreement, approximately 80% of the purchase price was paid by each of the Investors upon the closing and the remaining amount was paid on or before March 31, 2011 pursuant to a promissory note signed by each Investor in favor of the Issuer. The closing of the Transaction occurred on January 13, 2011.

On April 8, 2015, Focus Media transferred the Common Shares to its indirect wholly-owned subsidiary, FMIL, for a consideration of US$1,707,500, which is calculated as the portion of shareholders’ equity of the Issuer corresponding to the Common Shares as reflected in the quarterly financial statements of the Company as of September 30, 2014.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 1 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons have acquired the Common Shares for investment purposes. In furtherance of this objective, pursuant to a provision of the Shareholders Agreement (as defined below) that permitted Focus Media to designate one person to the Issuer’s board of directors, from June 2011 through March 13, 2015 Focus Media had one director on the Issuer’s board of directors. Effective March 13, 2015, Focus Media’s designee to the Issuer’s board of directors resigned his position. The Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Shares. While the Reporting Persons acquired the Common Shares for investment purposes, the Reporting Persons intend to continuously review their investment and may engage from time to time in certain actions, including, without limitation, increasing or decreasing (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Shares and the ADSs) their investment in the Issuer, including the acquisition or disposition of Common Shares.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Item 1 and 2 is incorporated herein by reference.

(a) and (b).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of the Common Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c).

Other than the transactions described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Common Shares have been effected during the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d).

To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e).

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 1, 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Purchase Agreement

Pursuant to the Purchase Agreement, the Investors agreed not to dispose of any Common Shares purchased in the Transaction for 365 days following the consummation of the Transaction, subject to certain exceptions, including, inter alia, if any person has entered into a definitive agreement to acquire more than 50% of the common shares of the Issuer other than those common shares acquired by the investors pursuant to the Purchase Agreement or if any person commences a tender or exchange offer subject to certain conditions. In addition, the Investors could not acquire any additional common shares of the Issuer without the written consent of the Issuer’s board of directors for three years from closing or, if the weighted average trading price in the 20 trading days immediately prior to the second anniversary of closing was less than US$2 per ADS, two years from closing. Moreover, for so long as Focus Media and its affiliates own at least 5% of the Issuer’s outstanding ordinary shares, (a) Focus Media and its affiliates have agreed not to engage in, invest in, participate in, control operate manage or otherwise compete with the Issuer in the Issuer’s current primary business activities and (b) the Issuer and its affiliates have agreed not to engage in, invest in, participate in, control operate manage or otherwise compete with the Focus Media and its affiliates in Focus Media’s current primary business activities.

References to the Purchase Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the text of the Purchase Agreement, which is referenced herein as Exhibit 99.2 and is incorporated herein by reference.

Shareholders Agreement

In connection with the Transaction, the Investors entered into a shareholders agreement with the Issuer, Front Lead Investments Limited (“Front Lead”) and a certain other party thereto, dated January 13, 2011 (the “Shareholders Agreement”), which was filed as Exhibit 3 to the original schedule, is referenced as Exhibit 99.3 herein and is incorporated herein by reference. Pursuant to the Shareholders Agreement, Focus Media has the right to designate one person to the Issuer’s board of directors. From June 2011 through March 13, 2015, Focus Media had one director on the Issuer’s board of directors. Effective March 13, 2015, Focus Media’s designee to the Issuer’s board of directors resigned his position.

Pursuant to the Shareholders Agreement, the Investors have also agreed to certain restrictions on transfer of their Common Shares until the earlier of five years from closing or the date on which Front Lead owns less than 5% of the outstanding common shares of the issuer, subject to certain exceptions for permitted transfers. In addition, Focus Media is granted a right of first offer with respect to certain transfers by Front Lead and JJ Media, subject to certain exceptions and procedural requirements. On April 8, 2015, Focus Media transferred the Common Shares to its indirect wholly-owned subsidiary, FMIL, and FMIL became a party to the Shareholders Agreement.

References to the Shareholders Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the text of the Shareholders Agreement.

Registration Rights Agreement

In connection with the Transaction, the Investors entered into a registration rights agreement with the Issuer and Front Lead, dated January 13, 2011 (the “Registration Rights Agreement”), which was filed as Exhibit 4 to the original schedule, is referenced as Exhibit 99.4 herein and is incorporated herein by reference.

Under the Registration Rights Agreement, the Investors are granted demand registration rights pursuant to which the Issuer will cause the Investors’ Common Shares to be registered in a firm commitment underwritten offering if a majority of the Common Shares purchased by the Investors pursuant to the Purchase Agreement so elect, subject to certain limitations, qualifications and procedural requirements. In addition, the Investors are granted certain piggyback registration rights if the Issuer proposes to register any of its securities for its own account or on the account of another shareholder.

References to the Registration Rights Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the text of the Registration Rights Agreement.

To the best knowledge of the Reporting Persons, except as set forth herein, the Reporting Persons and the entities and individuals named in response to Item 2 hereof have no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Amended Joint Filing Agreement

Exhibit 99.2	Purchase Agreement among the Issuer, the Investors and a certain other party thereto, dated December 30, 2010*

Exhibit 99.3	Shareholders Agreement among the Issuer, the Investors and certain other parties thereto, dated January 13, 2011*

Exhibit 99.4	Registration Rights Agreement among the Issuer, the Investors and a certain other party thereto, dated January 13, 2011**

Exhibit 99.5	Letter dated April 2, 2015 from Focus Media to the Issuer

Exhibit 99.6	Instrument of Transfer dated April 2, 2015

* Previously filed with Schedule 13D/A dated July 12, 2011.

** Previously filed with Schedule 13D dated January 21, 2011.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 9, 2015

FOCUS MEDIA HOLDING LIMITED

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chief Executive Officer

JJ MEDIA INVESTMENT HOLDING LIMITED

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

JASON NANCHUN JIANG

/s/ Jason Nanchun Jiang

FOCUS MEDIA INVESTMENT LIMITED

By:	/s/ Kit Leong Low
Name:	Kit Leong Low
Title:	Director

Signature Page to Schedule 13D

Schedule A

Directors and Executive Officers of Focus Media Holding Limited

		PRINCIPAL	RESIDENCE OR BUSINESS
NAME	CITIZENSHIP	OCCUPATION	ADDRESS
Jason Nanchun Jiang	Singapore	Director and CEO	28-30F, Zhao Feng World Trade Building 369 Jiang Su Road, 200050, Shanghai, China

Yongmin Hu	Hong Kong	Director	House L, No. 33, Cape Road, Stanley, Hong Kong

Janine Junyuan Feng	Hong Kong	Director	House 12B, Repulse Bay Belleview Garden, 5 Belleview Drive, Hong Kong

Kit Leong Low	Malaysia	Chief Financial Officer	Flat/Rm 2001, 20/F, The Centrium, 60 Wyndham Street, Hong Kong

Directors and Executive Officers of JJ Media Investment Holding Limited

		PRINCIPAL	RESIDENCE OR BUSINESS
NAME	CITIZENSHIP	OCCUPATION	ADDRESS
Jason Nanchun Jiang	Singapore	Director	28-30F, Zhao Feng World Trade Building 369 Jiang Su Road, 200050, Shanghai, China

Directors and Executive Officers of Focus Media Investment Limited

		PRINCIPAL	RESIDENCE OR BUSINESS
NAME	CITIZENSHIP	OCCUPATION	ADDRESS
Kit Leong Low	Malaysia	Director	Flat/Rm 2001, 20/F, The Centrium, 60 Wyndham Street, Hong Kong

Exhibit Index

Exhibit 99.1	Amended Joint Filing Agreement

Exhibit 99.2	Purchase Agreement among the Issuer, the Investors and a certain other party thereto, dated December 30, 2010*

Exhibit 99.3	Shareholders Agreement among the Issuer, the Investors and certain other parties thereto, dated January 13, 2011*

Exhibit 99.4	Registration Rights Agreement among the Issuer, the Investors and a certain other party thereto, dated January 13, 2011**

Exhibit 99.5	Letter dated April 2, 2015 from Focus Media to the Issuer

Exhibit 99.6	Instrument of Transfer dated April 2, 2015

* Previously filed with Schedule 13D/A dated July 12, 2011.

** Previously filed with Schedule 13D dated January 21, 2011.